File No. 811-4755



                   Securities and Exchange Commission
                         Washington, D.C. 20549

                             Amendment No. 3

                                   to

                               Form N-8B-2

        Registration Statement of Unit Investment Trust Pursuant to Section 8(b) of the Investment Company Act of 1940






             X      Not the issuer of periodic payment plan certificates

                    Issuer of periodic payment plan certificates


                    First Trust Unit Investment Trust

                            _________________

     The purpose of this Amendment No. 3 is to reflect (i) the change of the name of the Registrant from Delaware Investments Unit Investment Trust to First Trust Unit Investment Trust, (ii) the change in the name of certain series of securities issued by the Registrant from Delaware-Voyageur Tax-Exempt Trust, Series 1 through 12; Delaware Group Tax-Exempt Trust, Series 13; Delaware Investments Tax-Exempt Trust, Series 14 through 15; Delaware-Voyageur Unit Investment Trust, Series 10; Delaware-Voyageur Unit Investment Trust, Series 13; Delaware Investments Unit Investment Trust, Series 17; and Delaware Investments Unit Investment Trust, Series 19 to First Trust Tax-Exempt Trust, Series 1 through 12; First Trust Tax-Exempt Trust, Series 13; First Trust Tax-Exempt Trust, Series 14 through 15; First Trust Unit Investment Trust, Series 10; First Trust Unit Investment Trust, Series 13; First Trust Unit Investment Trust, Series 17; and First Trust Unit Investment Trust, Series 19; respectively, and (iii) the addition of Nike Securities L.P. as Depositor for First Trust Tax-Exempt Trust, Series 1 and certain subsequent Series; First Trust Unit Investment Trust, Series 10; First Trust Unit Investment Trust, Series 13; Delaware-Voyageur Unit Investment Trust, Series 14; Delaware Group Unit Investment Trust, Series 15 through 16; First Trust Unit Investment Trust, Series 17; Delaware Investments Unit Investment Trust, Series 18; First Trust Unit Investment Trust, Series 19; and Delaware Investments Unit Investment Trust, Series 20 and subsequent Series.




I.   Organization and General Information


1.        (a)  Furnish name of the trust and the Internal Revenue Service
               Employer   Identification  Number.   (According   to   security
               designation or otherwise, if the trust does not have or does not transact business under any other designation).

               First Trust Unit Investment Trust

               I.R.S. Employer Identification Number:  None.

          (b) Furnish title of each class or series of securities issued by the trust.


                        Certificate of Ownership

                            --evidencing--

                        an undivided interest in

              First Trust Unit Investment Trust, Series 1*

                                   and


                        Certificate of Ownership

                             --evidencing--

                        an undivided interest in

                 First Trust Tax-Exempt Trust, Series 1*


2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

     For Voyageur Unit Investment Trust Series 1 through Series 3:

     Dougherty, Dawkins, Strand & Yost Incorporated
     100 Sough Fifth Street, Suite 2300
     Minneapolis, Minnesota 55402.

     I.R.S. Employer Identification Number:  41-1300840

     For First Trust Tax-Exempt Trust, Series 1 through 15:

     Nike Securities L.P.
     1001 Warrenville Road
     Lisle, Illinois 60532

     I.R.S. Employers Identification Number:  36-3768815

     For Delaware-Voyageur Unit Investment Trust, Series 1 through 9; and Delaware-Voyageur Unit Investment Trust, Series 11:

     Delaware Capital Management, Inc.
     One Commerce Square
     Philadelphia, Pennsylvania 19103

     I.R.S. Employers Identification Number:  13-2751025

     For First Trust Unit Investment Trust, Series 10; Delaware-Voyageur Unit Investment Trust, Series 12; First Trust Unit Investment Trust, Series 13; Delaware-Voyageur Unit Investment Trust, Series 14; Delaware Group Unit Investment Trust, Series 15 through 16; First Trust Unit Investment Trust, Series 17; Delaware Investments Unit Investment Trust, Series 18; First Trust Unit Investment Trust, Series 19 and Delaware Investments Unit Investment Trust, Series 20 through 22:

     Nike Securities L.P.
     1001 Warrenville Road
     Lisle, Illinois 60532

     I.R.S. Employers Identification Number:  36-3768815



3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust, indicating for which class or series of securities each custodian or trustee is acting.

     For Voyageur Unit Investment Trust, Series 1 through Series 3:

     The Bank of New York, Wall Street Trust division, 67 Broad Street, New York, New York 1004, is the Trustee of the Trust acting for the series of securities mentioned in the answer to Item 1(b) herein.

          I.R.S. Employer Identification Number:  13-4941102.



     For First Trust Tax-Exempt Trust, Series 1 through 15 and Subsequent Series; Delaware-Voyageur Unit Investment Trust, Series 1 through 12; First Trust Unit Investment Trust, Series 13; Delaware-Voyageur Unit Investment Trust, Series 14; Delaware Group Unit Investment Trust, Series 15 through 16; First Trust Unit Investment Trust, Series 17; Delaware Investments Unit Investment Trust, Series 18; First Trust Unit Investment Trust, Series 19; and Delaware Investments Unit Investment Trust, Series 20 and Subsequent Series:

     The Chase Manhattan Bank, 4 New York Plaza, New York, New York 10004-2413, is the Trustee of the Trust acting for the series of securities mentioned in the answer to Item 1(b) herein.

          I.R.S. Employer Identification Number:  13-4994650

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

     The State of New York for Voyageur Unit Investment Trust, Series 1 through Series 3; First Trust Tax-Exempt Trust, Series 1 through 15 and Subsequent Series; Delaware-Voyageur Unit Investment Trust, Series 1 through 12; First Trust Unit Investment Trust, Series 13; Delaware-Voyageur Unit Investment Trust, Series 14; Delaware Group Unit Investment Trust, Series 15 through 16; First Trust Unit Investment Trust, Series 17; Delaware Investments Unit Investment Trust, Series 18; First Trust Unit Investment Trust, Series 19; and Delaware Investments Unit Investment Trust, Series 20 and Subsequent Series.


7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930.

          Former Name                        Approximate Date of Change

     Voyageur Unit Investment Trust                    May 1, 1997
     Delaware Investments Unit Investment Trust        December 8, 1998


11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

     Each Trust will consist of common stocks, preferred stocks, bonds, notes, other fixed income securities, other evidences of indebtedness, certificates of participation, mortgage-backed securities or other obligations issued or guaranteed by the United States of America or by any agency or instrumentality thereof (plus Contract Obligations, Replacement Securities, additional Securities and Substitute Securities, if any) (collectively referred to herein as the Securities), all undistributed interest received or accrued thereon and any undistributed cash realized from the sale, redemption or other disposition of the Securities deposited in the Trust.

                               Signatures

     Pursuant to the requirements of the Investment Company Act of 1940, Nike Securities L.P., the Sponsor of the Registrant, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the Village of Lisle and the State of Illinois on the 10th day of December, 1998.

                                    First Trust Unit Investment Trust

                                    By Nike Securities L.P.
                                      Sponsor



                                    By:    Robert M. Porcellino
                                           Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on December 10, 1998.

  Name                      Title*                     Date

Robert D. Van Kampen        Director of           )
                            Nike Securities       )
                            Corporation, the      )   December 10, 1998
                            General Partner       )
                            Of Nike Securities L.P.)
                                                  )
                                                      Robert M. Porcellino
                                                       __________________
David J. Allen              Director of Nike      )    Attorney-in-Fact**
                            Securities Corporation,)
                            the General Partner of
                            Nike Securities L.P.

__________________________
* The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., the Depositor.

**   An executed copy of the related power of attorney was filed with the
Securities and Exchange Commission in connection with Amendment No. 1 to From S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.
_______________________________
*    Or appropriate Subsequent Series Designation